CHINA ENERGY CORPORATION
No. 57 Xinhua East Street
Hohhot, Inner Mongolia, People’s Republic of China 010010

August 14, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Karl Hiller, Branch Chief

Re:	China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed April 20, 2009
File No. 000-52409

Dear Mr. Hiller:

We are responding to the Staff’s comment letter dated June 23, 2009 (Staff’s Letter”) related to China Energy Corporation (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	Please use the appropriate cover page for the Form 10-K, including the section indicating filer status (e.g. smaller reporting company).

When the Company files its amended Form 10-K for the year ended November 30, 2008 (“Amended 10-K”), the appropriate cover page for the Form 10-K will be used and marked accordingly.

Business page, 4

2.
We note from your disclosure on page 5 that under new regulations in the People’s Republic of China (“PRC’), you are required to convert Coal Group and Heat Power from domestic PRC companies to Foreign Invested Enterprises.

You describe a plan to transfer these entities to a shell company that you own called Pacific Projects Inc. (``PPI”), which would include determining an “acquisition price” to be funded by contributions from Georgia Pacific Investment Inc. (“GPI”) and Axim Holdings Ltd. (“Axim”), entities which hold 45.75% and 22.2% of your common stock, respectively. However, since you already own 100% of Coal Group and 49% of Heat Power directly, and the remaining 51% of Heat Power indirectly through Coal Group, the relevance of the acquisition price is unclear.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

Please clarify whether the level of your ownership in Coal Group and Heat Power is expected to change in connection with this transaction, state when this effort is scheduled to be finalized, and indicate how ownership of your common stock will change in raising the funds necessary to secure the acquisition price.

Please submit organizational schedules showing ownership in these businesses and in your common stock before and after completing the reorganization.

The Company has clarified the disclosure in its current Form 10-Q filing for the quarter ended May 31, 2009 and will also update the disclosure in the Amended 10-K to reflect the current ownership status of Coal Group and Heat Power (collectively, the “Operating Companies”) as follows:

“On November 30, 2004, the Company entered into a share exchange agreement pursuant to which the shareholders of 100% of the equity interests in Coal Group and the shareholders of 49% of the equity interests in Heat Power (collectively, the “PRC Shareholders”) acquired shares of the Company’s common stock in consideration for their exchange (the “Share Exchange”) of 100% of their equity interests in the Operating Companies.   The Share Exchange, however, was not effected in such a way that would permit, under applicable PRC law, the share registration of the Operating Companies held by the PRC Shareholders to be transferred on the records of the governing PRC regulatory authorities to the name of China Energy Corporation.  Accordingly, even though the Company and the PRC Shareholders have taken certain steps to reiterate and reinforce the original intent of the parties that the equity ownership of the Operating Companies be in the name of the Company, the enforceability of the Company's claim to legal ownership of the Operating Companies may be subject to risk under applicable PRC law.  In order to remedy the situation, the Company entered into an agreement to commence a plan to convert the holding structure of the Operating Companies into Foreign Invested Enterprises (“FIEs”) under PRC law. Upon subsequent review of this plan, the Company determined that it could instead adequately reduce any PRC regulatory risk by using an alternative structure involving the use of “variable interest entities” or VIE’s.  Pursuant to a VIE strategy, the Company would forgo any right to registered ownership of the Operating Companies contemplated by the Share Exchange, and would instead permit registered ownership of the Operating Companies to continue to be held by all or certain of the PRC Shareholders (the “VIE Shareholders”).  Using this approach, the Company will establish a new indirect subsidiary of the Company incorporated in the People’s Republic of China (“CEC China”) which would  enter into a series of contractual arrangements with the VIE Shareholders so that the control and the economic benefits and costs of ownership of the Operating Companies would flow directly to CEC China through a series of management and business cooperation agreements.  CEC China would also have the option to purchase the equity interests in the Operating Companies held by the VIE Shareholders.  The VIE Shareholders would pledge their equity interests in the Operating Companies as security for their agreement to comply with provisions of the management and cooperation agreements and would provide CEC China with a power of attorney to exercise all their shareholder rights in the Operating Company.  The contractual arrangements under the VIE structure are intended to comply with, and be enforceable under, applicable PRC law, and would adequately reduce any PRC regulatory risk without the capital contributions necessary under the FIE plan initially proposed by the Company.  In connection with the establishment of the VIE plan, the Company and the PRC Shareholders have entered into a Framework Contract in July 2009 pursuant to which the Company has agreed to form CEC China within three months of the execution of the Framework Agreement, and the Company and the PRC Shareholders have agreed to enter into the aforementioned agreements.”

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

We have attached an organization chart which sets forth the current organization of the Company and the structure of the Company after the completion of the reorganization.

Market Information, page 20

3.
Please disclose the high and low sales prices for your common stock for each full quarterly period within your two most recent fiscal years, rather than only the most recent fiscal year, to comply with Item 201(aX1 Xii) of Regulation S-K.

When the Company files the Amended 10-K, all of the quarterly periods will be included in accordance with the Staff’s comments.

Management’s Discuss on and Analysis of Financial Condition and  Results of Operation, page 23

4.
We note your disclosure on page 4 that your Heat Power group supplies heating requirements throughout the XueJiaWan district in Ordos City and also supplies heating to users directly and electricity through a government controlled . intermediary, although it does not supply steam or hot water. We further note your disclosure on page 24, .stating that “...although Heat Power experienced an increase in revenues...the projected level of revenues based on number of users was not met....” You also state that “... prices charged are approved by the Government....”

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

Please expand your disclosure in the Business section and in MD&A as necessary to describe the form of heat that is being supplied to your customers, and to identify the units of measurement that are associated with the revenues that you report. It should be clear whether you are paid a fixed amount by each of the “users” or according to some measure of utilization. We ordinarily find the discussion of revenues meaningfully enhanced by disclosure about the units sold during the periods being compared.

The Company has clarified the disclosure in its current Form 10-Q filing for the quarter ended May 31, 2009 and will also update the disclosure in the Amended 10-K.

The five paragraphs in the Business Section for Heat Power on page 4 of the Form 10-K describing business of Heat Power will be replaced in the Amended 10-K with the following paragraphs:

“Heat Power has two distinct operations that services customers throughout the XueJiaWan district in Ordos City, Inner Mongolia: it supplies steam heating directly to end users and it also supplies electricity to end users through a government controlled intermediary, Inner Mongolia Electric Power Group Co., Ltd. (“Electric Power Group”).

In 2003, Heat Power was granted a license, which constitutes a monopoly, to supply heating to the entire XueJiaWan district in Ordos City, Inner Mongolia. To provide for this requirement, construction began in 2004 on a thermoelectric plant, which was completed in September 2006.  In conjunction with the thermoelectric plant, Heat Power also owns and operates 21 heat transfer stations.

Heat Power is a regulated utility company meets current regulatory requirements applicable to such companies prices set by  sets prices. Electric Power Group is also subject to regulated utility company rules and regulations consisting of compliance to safety and environmental standards and pricing structures set by the Inner Mongolia Government.

In the XueJiaWan area, hardly anyone owns a domestic heating boiler.  Instead, Heat Power supplies heating to end users through a closed pipeline system.  Water is first heated in the Company’s thermoelectric plant using boilers and then piped directly to homes and public buildings, including private dwellings, factories as well as municipal facilities and lastly the water is piped back to the thermoelectric plant with the process repeating again.  Heat Power uses powdered coal obtained from Zhunger County Guanbanwusu Coalmine, an unrelated, unassociated third party, as well as other third parties, to heat the water.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

The MD&A will be modified to include the following table, in addition to adding greater detailed discussion regarding the impact on revenues by the different users.

Heating Revenue Per Unit

User	Unit Price		Area (sq. meter)		Revenue ($)*

	2007	2008	2007	2008	2007	2008	Variance
Residential	0.26	0.43	74.3/101	101/144	1,240,660	2,414,580	1,173,925
Commercial	0.47	0.62	16.7/24	24/35	503,397	859,847	356,450
Government	0.51	0.62	24.5/29	29/31	754,409	985,035	230,627

Total					2,498,465	4,259,467	1761,002

*  There were no revenues recorded in the third quarter related to Heat Revenue as a result of the temporary shut down of the thermoelectric plant during such period for the 2008 Summer Olympics.

Financial Statements

General

5.
We understand that you have operations in China and may be subject to restrictions on the distributions of funds outside the country. Please evaluate the extent to which your assets in China are restricted, based on the guidance in FRC §213.02, concerning situations in which separate financial information of the parent-only entity would be presented, also following the guidance in paragraph 24 of ARB 51. We expect that you will need to disclose parent-only financial information to comply with this guidance.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

The Company has determined that in excess of  25% are restricted at this time and will include parent-only financial information in the Amended 10-K.

Statements of Cash Flows. page F-5

6.
We note that you present both cash inflows and cash outflows as “decrease in long term investments.” Please expand your disclosure in Note 7 to explain the circumstances surrounding the decrease in your investment with details sufficient to understand how this resulted in cash inflow of $3,853,884 in 2008 and cash outflow of $3,652,647 in 2007. Please specify the dates and terms of the related transactions.

The information in the cash flow related to this item was not correctly presented.  The Company is reviewing the appropriate presentation of the information which will be included in the Amended 10-K.

7.
Please expand your disclosure under Note 3 to explain why you are presenting both positive and negative cash flow as “Repayment of advances from shareholders” and your disclosure under Note 9 to explain why you are showing “borrowing under short term notes” as cash outflow; the origin of amounts on these line items should be clear.

The negative cash flow of “Repayment of advances from shareholders” represents the repayment of the shareholder advances, while the positive cash flow represents additional advances from shareholders. The positive cash flow of “Borrowing under short term notes” represents the increase of short term notes, while the negative cash flow represents the decrease of short term notes.

The CASH FLOWS FROM FINANCING ACTIVITIES section of the statement of cash flows should be revised as follows:

CASH FLOWS FROM FINANCING ACTIVITIES:	For the year ended November 30, 2008	For the year ended November 30, 2007
Repayment of advances from shareholders	(428,209)
Borrowing under short term notes	-
Borrowing under shareholder loans	2,239,065	3,767,314-
Repayments of short term notes	(5,709,457)	(1,131,618)
Repayments of long term obligations	(1,712,837)	(926,023)

Net cash (used in) provided by financing activities	(5,611,438)	1,709,673

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

Note 2 – Summary of Significant Accounting Policies. page F-6

Recognition of Revenue. page F-7

8.
Please expand your disclosure to differentiate between your product and services lines of business with details sufficient to understand how recognition of revenue corresponds to the actual conveyance of product or rendering of service.

The discussion of recognition of revenue will be expanded in the Amended 10-K as follows:

Recognition of Revenue

Revenues from sales of products are recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured.

Revenue associated with sales of coal is recognized when the title to the goods has been passed to customers, which is the date when the goods are delivered to designated locations and accepted by the customers.

Heat Power supplies heat to users directly and supplies electricity through a government controlled intermediary. Revenue from sales of heat and electricity represents the amount of tariffs billed for heat and electricity generated and transmitted to the users and government controlled intermediary, respectively.

Fixed Assets. page F-7

9.
We note your disclosure explaining that depletion charges are calculated by multiplying cost of coal per ton by the quantities of coal extracted during each period; whereas cost per ton is determined by using “...the total quantity of coal available in the mine.” Tell us how the total quantity utilized in deriving your ‘unit costs compare to your estimate of proven and probable reserves, using the definitional guidance in Industry Guide 7 for each period presented. We expect that you would need to based your cost per ton on the amount of proven and probable reserves to comply with GAAP. If you are using alternate measures, advise us of the adjustments that you would need to make to your financial statements and disclosures to comply with this guidance.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

The note will be revised as follows:

Depletion of coal reserves and amortization of advance royalties is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base. Mine development costs are principally amortized over the estimated lives of the mines using the straight-line method.  Costs include the original purchase price of the mine plus cost of mine improvements, principally the cost of road building.

Procedures. page 48

10.
Please comply with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of November 30, 2008, your fiscal year-end. If management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/fina1/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 -- A Guide for Small Business” brochure at: (http://www.sec.gov/info/smal)bus/404guide.shtml).

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

Please note that the failure to perform or complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.

http://www.sec.gov/divisionsicorpfin/guidance/regs-kinterp.htm

Please ensure that you provide all of the disclosures about internal control over financial reporting that are required under Item 308 of Regulation S-K.

The Amended 10-Kwill reflect management’s evaluation of the Company’s internal control over financial reporting as of November 30, 2008.

11.
We note your disclosure indicating management has concluded that disclosure controls and procedures were effective as of November 30, 2008: However, management’s failure to provide the required report on internal control over financial reporting is evidence of ineffective disclosure controls and procedures. Under these circumstances, we expect you will need to revise your disclosure about management’s conclusion on the effectiveness of your disclosure controls and procedures to clarify that such controls and procedures were not actually effective as of the end of the fiscal year. Please contact us by telephone if you require further clarification or guidance.

The Amended 10-K will reflect that the internal controls over financial reporting were not effective at the end of the fiscal year.

Engineering Comments

Business, page 4

Principal Products, Services and their Markets page 6

Coal Group. page 6

12.
We note you refer to mining leases for your mine site and the surrounding property. Please identify the filing and exhibit number where you have filed these documents. If you have not previously filed translated copies of your lease agreements, we believe that you would need to file these to comply with Item 601(b) (1.0) (ii) (B) of Regulation S-K.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

The Company will file the mining permit with the Amended 10-K.

13.
Please clarify in your disclosure whether under your current mining plans, all reported reserves would be mined out within the period of existing leases or within the time period for an assured lease renewal, as would ordinarily be required for reserve qualification.

The Amended 10-K will include the following information regarding the mining reserves:

All reported reserves will be mined out within the period of the existing lease.   The Company’s lease is for 50 years and it covers the land and allows the Company to use the storage facility, office and “dormitory” for such period. The reserves will be mined out over a period of 14 years which may not occur over a consecutive 14 year period.

Please also explain within your disclosure why your mining right assessment is valid for only 14 years, when you have a 50 year mining lease on these properties.

Please see the above disclosure.

Finally, please disclose whether you have obtained all permits and governmental approvals necessary to mine all of the reserves that you are reporting, as would ordinarily be required under the reserve definitions in Industry Guide 7.

The Company will disclose that it has all permits and governmental approvals necessary to mine the reserves that it is reporting.

14.	Please update your estimates of proven and/or probable reserves as of your fiscal year-end, and disclose the average heat values and sulfur content of those reserves.

The Amended 10-K will include the following clarification:  The recoverable reserves in the mine decrease gradually and as of the fiscal year end, the recoverable reserves equaled approximately 11,720,000 metric tons.  The sulfur content of the reserves is 0.5 pounds per million BTU or (St,d): 0.19%.  The heat value is 25 million Btu/ton (29 MJ/kg).

Proven and Probable Reserve Survey. page 7

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

15.
We note you have disclosed proven and probable reserves for your mines. Please provide a translated copy of your survey of reserves as performed by No. 153 Exploration Team of the Inner Mongolia Coalfield Geological Bureau and your mining right assessment that was prepared in 2005.

We have forwarded a copy of the survey to the SEC engineer.

With a minimal transfer of paper, also forward to our engineer the information that you believe establishes the legal, technical and economic feasibility of the materials you have designated as reserves, pursuant to paragraph (c) of SEC Industry Guide 7. We expect this would include the following information:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries, geology, recent and historic production areas, seams mined, and any cultural restrictions to mining.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology and topography.

•	A detailed description of your procedures for estimating “reserves.”

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

•	Third party reviews of your reserves that were developed within the last three years.

Any other information needed to establish legal, technical and economic feasibility.

16.	Please add a table to your disclosure that shows both the proven reserves and the probable reserves separately, based on the definitions in Industry Guide 7 for each of your mines.

The following table will be added:

Reserves*	Unit (thousand ton)
Proven reserves	21,160
Probable reserves	4,930

* These reserves are considered to be “recoverable” reserves.

Please disclose the following information along with your table.

•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

The coal is not processed is not processed but instead is sold as is after extraction from the mine.

•
Disclose whether the coal is steam or metallurgical, leased or owned, and state both the Btu per pound and sulfur content. Please do not report Btu content as “dry,” as natural moisture should be reflected in the calculation of this measure.

Disclosure will be added to reflect that all of the coal is steam and owned.  The sulfur content and Btu per ton (see response to Comment 14) will also be disclosed.

•
If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percentages; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

This is not applicable to the Company’s coal business because the Company produces raw coal which is not washed.

•	In either case, with a footnote to the table, clearly disclose if the reserves reported are “in the ground” or “recoverable.”

See the footnote disclosure to the above table.

•	Provide totals to the table where appropriate. See above table.

•	Disclose your percentage of compliance and non-compliance coal.

The coal extracted from the LaiYeGou Coal Mine is all compliance coal.

17.
Please clarify your statement as to the average sample spacing utilized or the average sample area that each sample represents. Please clarify whether this sample spacing pertains to each of your mine sites or the mining district as a whole.

See response to Comment 15 that was sent to the SEC engineer with respect to the average sample area. In addition, the LaiYeGou Coal Mine is the Company’s only mine in that area so the sample is from one mine site.

18.
Please reconcile your coal reserves consumed by mining operations to your reported production for each period. Please also reconcile the 40% mining recovery indicated for your in-situ reserves with your statement of 80% recovery for long wall operations. If other factors have caused this loss of economic reserves, such as high sulfur coal which is not acceptable to your customers, • please disclose the reasons.

The coal production output in 2006 was 549,970.82 tons; mining recovery was 40% and quantity of consumption was 1,374,927.05 tons. Coal production output in 2007 was 459,055 tons; mining recovery was 40%, and quantity of consumption was 1,147,637.5 tons.  Coal production output in 2008 was 264,098.16 tons; mining recovery was 80% and quantity of consumption was 330,122.7 tons. Total of quantity of consumption was 2,852,687.25 tons. The mining recovery with 40% is from coal extracted under the room and pillar mining method.  The rate of production under this method is low, the atmospheric conditions are bad with heavy air leaks as compared to the mining recovery using the comprehensive mechanized coal mining method.  The mining recovery under the mechanized method is 80%, has high safety, high production capacity, and lower consumed material.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

Transportation infrastructure. page 9

19.	Please provide a more detailed description of your roads, railroads and rivers/barge transportation networks and illustrate on the map.

We have included a transportation map in the package sent to the SEC engineer in response to Comment 15.

Heat Power. page 11

Supply of powdered coal. page 11

20.
You indicate the coal provided to generate heat has a heating capacity of 4600¬4900 Kcal as compared to your reserves of 6,800-7,000 Kcal. Please explain the reasons for this variance within your filing.

The heating capacity of the coal from the co mine used by Heat Power is 4600-4900 Kcal.   Heat Power does not use the coal from the LaiYeGou Coal Mine which has a capacity of 6800-7000 Kcal.

Properties. page 17

Location and Access, page 18

21.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3.B to Item 102 of Regulation S-K.

We have included two-small scale maps in the package sent to the SEC engineer in response to Comment 15.  The Company will include a small scale map as required.

Securities and Exchange Commission
File No. 000-52409
August 14, 2009

We have attached a separate letter from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing; .

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fu Xu

Fu Xu
Chief Financial Officer
China Energy Corporation

Current Structure

China Energy Corporation (Nevada)
100%
Pacific Projects Inc. (Nevada)
12/2007 trust agreement
12/2007 trust agreement
Offshore
China
Beneficiary of 100% through share exchange and trust agreements
Beneficiary of 49% through share exchange and trust agreements
PRC Tehong Coal Shareholders
100% held in trust for PPI
Tehong Coal
51%
Zhunger Heat Power
49% held in trust for PPI
PRC Zhunger Heat Power Shareholders

Reorganized Structure

China Energy Corporation (Nevada)
100%
China Energy BVI (BVI)
100%
China Energy HK (Hong Kong)
100%
Offshore
China
China Energy WFOE (PRC)
transfers control & economics to WFOE
transfers control & economics to WFOE
Mgmt/Control Agrmts
Mgmt/Control Agrmts
PRC Tehong Coal Shareholders
100%
Tehong Coal
51%
Zhunger Heat Power
49%
PRC Heat Power Shareholders